SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_______________

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. One)*

Stratford American Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

86279E 10 2
(CUSIP Number)

Alan R. Mishkin
c/o Abigail Properties, LLC
1600 E. Northern Avenue, Suite 290
Phoenix, AZ 85020
(602) 943-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 7, 2005
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other revisions of the Act (however, see the Notes).

CUSIP No. 86279E 10 2	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS Alan R. Mishkin I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) (b)	☐ ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Arizona)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 shares 8. SHARED VOTING POWER 0 shares 9. SOLE DISPOSITIVE POWER 0 shares 10. SHARED DISPOSITIVE POWER 0 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%

14.	TYPE OF REPORTING PERSON IN

Page 3 of 4 Pages

ITEM 1.	SECURITY AND ISSUER.

This statement relates to Common Stock, $0.01 par value. The name of the issuer is Stratford American Corporation and the address of its principal executive offices is 2400 East Arizona Biltmore Circle, Building 2, Suite 1270, Phoenix, Arizona 85016. All numbers in this amended Schedule 13D give effect to the 1:15 reverse split of the issuer’s Common Stock effected on July 20, 1998.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)	Alan R. Mishkin.

(b)	Alan R. Mishkin c/o Abigail Properties, LLC 1600 E. Northern Avenue, Suite 290 Phoenix, AZ 85020

(c)  Mr. Mishkin’s principal occupation or employment is a real estate developer and investor. Mr. Mishkin conducts such employment through Abigail Properties, LLC, which is located at the address set forth in Item 2(b) above.

(d)  During the last five years, Mr. Mishkin has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, Mr. Mishkin has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Mishkin is a United States citizen.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Not applicable.

ITEM 4.	PURPOSE OF TRANSACTION.

Mr. Mishkin disposed of the securities in a private sale. Mr. Mishkin has no plans or proposals which relate to or would result in any of the actions listed in Items 4(a) through 4(j) of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)  Mr. Mishkin beneficially owns 0 shares, or 0.0%, of the issuer’s Common Stock following the disposition reported by this filing.

(b)  Following the disposition reported by this filing, Mr. Mishkin will not have the power to vote or to direct the vote and to dispose or direct the disposition of the any of the issuer’s shares.

Page 4 of 4 Pages

(c)  On November 7, 2005, Mr. Mishkin sold 467,774 shares of the issuer’s Common Stock to JDMD Investments, L.L.C. (“JDMD”) for $350,830.50, or $0.75 per share, in cash.

(d)  Not applicable.

(e)  Mr. Mishkin ceased to be the beneficial owner of more than 5% of the issuer’s Common Stock on November 7, 2005, when he transferred all of his shares to JDMD.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated: November 10, 2005

ALAN R. MISHKIN

/s/ Alan R. Mishkin